Exhibit 99.2

                     Unofficial Translation of Announcement
            Published in the Diario La Tercera in Santiago, Chile on
                               February 22, 2005



     Corpbanca announces that at the Ordinary Shareholders' Meeting held on February 21, 2005, it was agreed to distribute a dividend per share of Ch$0.111866881842752, which represents 50% of the net income for fiscal year 2004.

     The dividend will be paid to those shareholders of record listed in the Shareholders' Registry as of the record date of February 15, 2005, i.e., at least five days prior to payment of the dividend.

     Dividend payments will be available to those shareholders entitled to payment through Friday, March 4, 2005, at the offices of Corpbanca, located at Huerfanos 1072, Second Floor, in Santiago, or at the following regional branches for those shareholders with a registered residence outside of the metropolitan area:

         Valparaiso        Arturo Prat 737
         Chillan           Constitucion 550
         Concepcion        Bernardo O'Higgins 612
         Valdivia          Ramon Picarte 370
         Osorno            Manuel Antonio Matta 624

     In addition, beginning on Monday, March 7, 2005, dividend payments will be made available to shareholders at the offices of DCV Registros S.A., located at Huerfanos 770, 22nd Floor, Santiago.

                                                         Santiago, February 2005

                                                         Chief Executive Officer